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                              August 24, 2023

       Jarrod Langhans
       Chief Financial Officer
       Celsius Holdings, Inc.
       2424 N. Federal Highway, Suite 208
       Boca Raton, FL 33431

                                                        Re: Celsius Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-34611

       Dear Jarrod Langhans:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   We note that you
provided more expansive disclosure in your August 2021
                                                        Environmental, Social,
and Governance ("ESG") Report than you provided in your SEC
                                                        filings. Please advise
us what consideration you gave to providing the same type of climate-related
disclosure in your SEC filings as you provided in your ESG Report.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
                                                            increased demand
for goods that result in lower emissions than competing products;
 Jarrod Langhans
Celsius Holdings, Inc.
August 24, 2023
Page 2
             increased competition to develop or utilize innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note your disclosures on pages 15 and 16 of your Form 10-K regarding the impact of the physical effects of climate change. Discuss in greater detail the physical effects of climate change on your operations and results. This disclosure may include the following:
          severity of weather, including water availability and quality; quantification of material weather-related damages to your property or operations;
           and
          any weather-related impacts on the cost or availability of insurance. Your response should include quantitative information for each of the periods for which
      financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
4. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameJarrod Langhans
                                                            Division of
Corporation Finance
Comapany NameCelsius Holdings, Inc.
                                                            Office of Energy &
Transportation
August 24, 2023 Page 2
cc:       Robert W. Pommer III
FirstName LastName